Exhibit 99.8

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	15,635	14,354	13,342	29,989	26,112	53,319
Cost of sales	9,724	9,123	8,201	18,847	16,247	32,883
Gross profit	5,911	5,231	5,141	11,142	9,865	20,436
Selling and marketing expenses	843	820	769	1,663	1,435	2,941
Administrative expenses	1,075	964	889	2,038	1,736	3,663
Operating profit	3,993	3,447	3,483	7,441	6,694	13,832
Other income, net	793	758	877	1,551	1,706	3,427
Share in associate's profit /(loss)	(1)	–	–	(1)	–	(1)
Profit before income taxes	4,785	4,205	4,360	8,991	8,400	17,258
Income tax expense	1,387	1,175	1,264	2,562	2,418	4,929
Net profit	3,398	3,030	3,096	6,429	5,982	12,329
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	286	1,144	286	572
Share premium, retained earnings and other components of equity	54,191	54,191	47,244	54,191	47,244	54,191
Earnings per share (par value 5/- each) (1)
Basic	14.87	13.26	13.55	28.13	26.17	53.94
Diluted	14.87	13.26	13.55	28.13	26.17	53.94
Total public shareholding(2)
Number of shares	159,98,70,171	160,06,77,720	39,66,88,097	159,98,70,171	39,66,88,097	80,65,15,515
Percentage of shareholding	69.65	69.69	69.08	69.65	69.08	70.23
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–	–
Non-encumbered
Number of shares	30,04,31,272	30,04,31,272	9,14,08,078	30,04,31,272	9,14,08,078	15,02,15,636
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	13.08	13.08	15.92	13.08	15.92	13.08

(1)	Adjusted for bonus issues wherever applicable
(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by the founders and American Depository Receipt holders and as at September 30, 2015, June 30, 2015 and March 31, 2015, also excludes treasury shares.

1.	The audited consolidated financial statements for the quarter and half-year ended September 30, 2015 have been taken on record by the Board of Directors at its meeting held on October 12, 2015. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	Senior management changes

Mr. Rajiv Bansal, Executive Vice President and Chief Financial Officer (CFO) of Infosys since October 2012, has informed the Company of his intention to resign. He will be replaced by M.D. Ranganath effective end of business October 12, 2015.

3.	Investments

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. The consideration will be settled through the issue of equity and debentures subject to the approval of the shareholders of EdgeVerve.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

4.	The Board approved the 2015 Incentive Compensation Plan, amending the existing 2011 RSU Plan. The 2011 RSU plan has been amended in accordance with the SEBI (share based employee benefits) regulations, 2014 and will be issued as the 2015 Incentive Compensation Plan. The grants made under the 2011 RSU plan will continue to be administered and implemented by the 2015 Incentive Compensation Plan. The 2015 Incentive Compensation Plan will be subject to the approval of shareholders.

The Board further approved the issuance of new shares, so as not to cumulatively exceed 2% of the shares outstanding, in order to support grants made over time under the 2015 Incentive Compensation Plan. Approval to issue such shares under the 2015 Incentive Compensation plan will be subject to the approval of shareholders.

5.	Information on dividends for the quarter and half-year ended September 30, 2015

The Board declared an interim dividend of 10/- per equity share. The record date for the payment of interim dividend is October 19, 2015. The interim dividend will be paid on October 21, 2015. The interim dividend declared in the previous year was 30/-(not adjusted for bonus issues) per equity share.

  (in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Dividend per share (par value 5/- each)
Interim dividend	10.00	–	30.00(1)	10.00	30.00(1)	30.00(1)
Final dividend	–	–	–	–	–	29.50(2)

(1) Not adjusted for bonus issues on December 3, 2014 and June 17, 2015

(2) Not adjusted for bonus issue on June 17, 2015

The final dividend of 29.50/- per equity share (not adjusted for bonus issue on June 17, 2015) for fiscal 2015 was approved by the shareholders at the Annual General Meeting of the Company held on June 22, 2015 and the same was paid on June 23, 2015.

6. Other information (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Staff costs	8,558	8,053	7,522	16,612	14,877	29,742
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	624	657	644	1,281	1,258	2,631
Income from available-for-sale financial assets	47	49	70	96	149	261
Miscellaneous income, net	70	77	15	147	22	60
Gains / (losses) on foreign currency	52	(25)	148	27	277	475
Total	793	758	877	1,551	1,706	3,427

7. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	13,525	12,738	11,863	26,263	23,182	47,300
Profit before exceptional item and tax	4,575	3,993	4,169	8,569	7,964	16,386
Profit on transfer of business(1)	3,036	–	412	3,036	412	412
Profit before tax	7,611	3,993	4,581	11,605	8,376	16,798
Profit for the period	6,306	2,897	3,365	9,204	6,085	12,164

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve Systems Limited, a wholly owned subsidiary.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2015

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report	–	218	218	–

9. Consolidated statement of assets and liabilities (IFRS Consolidated – Audited)

 (in crore)

Particulars	As at
	September 30, 2015	March 31, 2015
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	1,144	572
Reserves and surplus	56,201	54,191
Sub-total – Shareholders' Fund	57,345	54,763
Minority interests	–	–
Non-current liabilities
Deferred tax liabilities	277	160
Other long-term liabilities	127	46
Sub-total – Non-current liabilities	404	206
Current liabilities
Trade payables	110	140
Other current liabilities	12,612	10,765
Short-term provisions	435	478
Sub-total – Current liabilities	13,157	11,383
TOTAL– EQUITY AND LIABILITIES	70,906	66,352
ASSETS
Non-current assets
Fixed assets	10,603	9,763
Goodwill on consolidation	3,668	3,091
Non-current investments	1,705	1,438
Deferred tax assets	511	537
Other non-current assets	5,340	4,327
Sub-total – Non-current assets	21,827	19,156
Current assets
Current investments	582	874
Trade receivables	10,397	9,713
Cash and cash equivalents	29,946	30,367
Other current assets	8,154	6,242
Sub-total Current assets	49,079	47,196
TOTAL – ASSETS	70,906	66,352

The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the Listing Agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at September 30, 2015.

10. Segment reporting (IFRS Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenue by business segment
Financial Services (FS)	4,241	3,882	3,579	8,123	7,071	14,394
Manufacturing (MFG)	3,622	3,332	3,020	6,954	5,903	12,140
Energy & utilities, Communication and Services (ECS)	2,814	2,627	2,608	5,441	5,009	10,057
Retail, Consumer packaged goods and Logistics (RCL)	2,582	2,342	2,224	4,924	4,416	8,869
Life Sciences, Healthcare and Insurance (HILIFE)	2,086	1,944	1,673	4,031	3,262	6,881
All other segments	290	227	238	516	451	978
Total	15,635	14,354	13,342	29,989	26,112	53,319
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	15,635	14,354	13,342	29,989	26,112	53,319
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,258	1,073	1,052	2,331	2,051	4,262
Manufacturing (MFG)	891	785	778	1,677	1,492	3,025
Energy & utilities, Communication and Services (ECS)	834	783	835	1,617	1,561	3,049
Retail, Consumer packaged goods and Logistics (RCL)	726	645	668	1,370	1,327	2,679
Life Sciences, Healthcare and Insurance (HILIFE)	585	494	444	1,080	845	1,865
All other segments	60	(19)	(3)	41	(61)	21
Total	4,354	3,761	3,774	8,116	7,215	14,901
Less: Other unallocable expenditure	361	314	291	675	521	1,069
Add: Unallocable other income	793	758	877	1,551	1,706	3,427
Add: Share in Associate's profit / (loss)	(1)	–	–	(1)	–	(1)
Profit before tax and non-controlling interests	4,785	4,205	4,360	8,991	8,400	17,258

Notes on segment information

Business segments

Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals, Insurance is part of HILIFE and businesses in India, Japan and China (All other segments) are run as standalone regional business units. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
October 12, 2015	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2015, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

 (in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2015	2015	2014	2015	2014	2015
Revenues	2,392	2,256	2,201	4,647	4,334	8,711
Cost of sales	1,488	1,434	1,353	2,922	2,697	5,374
Gross profit	904	822	848	1,725	1,637	3,337
Net profit	519	476	511	995	933	2,013
Earnings per equity share
Basic	0.23	0.21	0.22	0.44	0.43	0.88
Diluted	0.23	0.21	0.22	0.44	0.43	0.88
Total assets	10,810	10,587	9,989	10,810	9,989	10,615
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,655	4,537	5,232	4,655	5,232	4,999

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is October 12, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.